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                                    EXHIBIT 12
                             INDIANA MICHIGAN POWER COMPANY
             Computation of Consolidated Ratio of Earnings to Fixed Charges
                            (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                     ----------------------------------------------------
                                                       1995       1996       1997       1998       1999
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 43,410   $ 41,209   $ 39,678   $ 35,910   $ 31,442
  Interest on Other Long-term Debt. . . . . . . .      23,564     20,100     21,064     27,457     38,623
  Interest on Short-term Debt . . . . . . . . . .       2,003      2,982      3,248      4,903      9,207
  Miscellaneous Interest Charges. . . . . . . . .       3,472      3,262      3,187      3,113      6,754
  Estimated Interest Element in Lease Rentals . .      82,700     82,600     79,700     79,300     73,800
       Total Fixed Charges. . . . . . . . . . . .    $155,149   $150,153   $146,877   $150,683   $159,826

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $141,092   $157,153   $146,740   $ 96,628   $ 32,776
  Plus Federal Income Taxes . . . . . . . . . . .      55,990     76,899     74,223     47,210     18,866
  Plus State Income Taxes . . . . . . . . . . . .       7,058      9,270      7,519      4,938     (7,352)
  Plus Fixed Charges (as above) . . . . . . . . .     155,149    150,153    146,877    150,683    159,826
       Total Earnings . . . . . . . . . . . . . .    $359,289   $393,475   $375,359   $299,459   $204,116

Ratio of Earnings to Fixed Charges. . . . . . . .        2.31       2.62       2.55       1.98       1.27
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